

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Valentios Valentis
Chairman, Chief Executive Officer and Director
Pyxis Tankers Inc.
59 K. Karamanli Street
15125 Maroussi, Greece

> **Re: Pyxis Tankers Inc.**
> **Registration Statement on Form F-3**
> **Filed May 14, 2021**
> **File No. 333-256167**

Dear Mr. Valentis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Keith Billotti, Esq. of Seward & Kissel LLP